Exhibit 99.1

Company announcement – No. 16 / 2019

Zealand Pharma initiates several Phase 3 studies and grows cash position in the first quarter of 2019

Copenhagen, May 16, 2019 – Zealand Pharma A/S (“Zealand”) (Nasdaq: ZEAL) (CVR No. 20 04 50 78), a Copenhagen-based biotechnology company focused on the discovery and development of next generation peptide medicines, today announced financial results for the quarter ended March 31, 2019.

Emmanuel Dulac, President and Chief Executive Officer at Zealand Pharma, comments:

“Zealand Pharma is off to a strong start in 2019. Already this year, we have initiated three Phase 3 studies: one study in short bowel syndrome and two studies in congenital hyperinsulinism. Earlier this week, we announced results from a confirmatory Phase 3 study for dasiglucagon HypoPal® that reiterated the speed and efficacy of this as potential treatment for severe hypoglycemia. In addition, a collaboration announced in March with Alexion leverages their leadership in complement-mediated diseases to expand the reach of our validated peptide platform. 2019 will continue to be a year that is rich in news flow. We are enthusiastic about the progress being made on all fronts.”

Financial results for the first three months of 2019

•                  Revenue of DKK 0.0 million / USD 0.0 million (DKK 9.7 million / USD 1.6 million in the first three months of 2018).

•                  Net operating expenses of DKK 135.9 million / USD 20.4 million (DKK 96.9 million / USD 16.1 million in the first three months of 2018).

•                  Net operating result of DKK -135.8 million / USD -20.4 million (DKK -88.5 million / USD -14.7 million in the first three months of 2018).

•                  Cash including securities amounted to DKK 1,263.3 million / USD 190.1 million as of March 31, 2019 (March 31, 2018: DKK 561.1 million / USD 93.4 million).

•                  Restatement: A restatement related to the accounting treatment of warrants has been incorporated in the interim report for the first three months of 2019. Refer to Note 1 of the condensed consolidated interim financial statements.

Business highlights for Q1 2019 and subsequent events

•                  Collaboration with Alexion secured USD 25 million upfront payment, USD 15 million equity investment, and signing potential over USD 2 billion. For the accounting treatment please refer to Note 2 of the condensed consolidated interim financial statements.

•                  Phase 3 extension study initiated with glepaglutide for short bowel syndrome, while ongoing pivotal Phase 3 remains on-track.

•                  Primary and key second endpoints achieved in confirmatory Phase 3 study with dasiglucagon HypoPal® rescue pen.

•                  First children dosed in first pivotal Phase 3 and Phase 3 extension studies with dasiglucagon for the treatment of congenital hyperinsulinism.

•                  Completed investment of DKK 22.8 million (USD 3.5 million) in strategic partner Beta Bionics in continued development of dual-hormone artificial pancreas using dasiglucagon.

•                  Emmanuel Dulac appointed as President and Chief Executive Officer, effective April 22, 2019.

Financial guidance for 2019

In 2019, Zealand expects revenue from new potential partnership agreements, and from milestones from existing license agreements. However, since such revenue is uncertain in terms of size and timing, Zealand does not guide on such revenue.

Net operating expenses in 2019 are expected to be within DKK 550-570 million, which is in line with the financial guidance provided in the Annual Report 2018.

Pipeline

Short bowel syndrome

Glepaglutide

Zealand is developing treatments for gastrointestinal diseases, with current focus on short bowel syndrome (SBS). One of the leading programs in Zealand’s pipeline is glepaglutide, a long-acting GLP-2 analog being developed in an auto-injector with potential for convenient weekly administration. The pivotal Phase 3 trial was initiated in 2018 and results are expected in 2020. The trial seeks to establish the efficacy and safety of once- and twice-weekly administration of glepaglutide in patients with SBS. The primary endpoint is to evaluate the reduction in weekly parenteral support volume from baseline to week 24. Orphan drug designation is granted in the U.S.

ZP7570 GLP-1/GLP-2 Dual Agonist

ZP7570 is a potential first-in-class long-acting GLP-1/GLP-2 dual agonist. ZP7570 is designed to improve management of SBS beyond what is achievable with mono GLP-2 treatments, and may represent a next level of innovation for helping SBS patients to further realize full potential for intestinal rehabilitation. ZP7570 is set to enter Phase 1 in 2019.

Diabetes / Obesity

Dasiglucagon is Zealand’s lead drug in development to improve the treatment of metabolic diseases.  Dasiglucagon is a stable glucagon analog being developed in three distinct forms and indications:

•                  Dasiglucagon HypoPal® rescue pen for severe hypoglycemia

The ready-to-use dasiglucagon rescue pen, the HypoPal®, is designed to offer people with diabetes fast and effective treatment for severe hypoglycemia. In the pivotal Phase 3 trial, all primary and key secondary endpoints were successfully achieved. Results from a confirmatory Phase 3 study just announced on May 14 demonstrates that the median time to blood glucose recovery was 10 minutes for dasiglucagon, which was superior to placebo (median: 35 min; p<0.001) and identical to a median time to rescue of 10 minutes observed in the pivotal Phase 3 trial. Likewise, the dasiglucagon pharmacokinetic profiles were consistent between the two trials.

A pediatric trial is ongoing with results expected in late 2019, slightly later than originally anticipated due to difficulty in recruiting patients. As this study is critical within the clinical program, the planned submission of the New Drug Application (NDA) with the U.S. FDA has been adjusted to early 2020.

•                  Dasiglucagon for congenital hyperinsulism (CHI)

In Phase 3, we are evaluating the potential of chronic dasiglucagon infusions delivered via a pump to prevent hypoglycemia in children with CHI. The aim is to reduce or eliminate the need for intensive hospital treatment, and to also potentially delay or eliminate the need for pancreatectomy. The U.S. FDA and the European Commission both granted orphan drug designation to dasiglucagon for the treatment of CHI, and the U.S. FDA approved Zealand’s investigational new drug (IND) application.

The first Phase 3 trial with children aged three months to 12 years has been initiated. The second Phase 3 trial with children up to one year of age is expected to start in 2019. The Phase 3 extension study has also been initiated, with the first patients enrolled in May 2019.

•                  Dasiglucagon dual-hormone artificial pancreas for automated diabetes management

Zealand is developing a 1 ml cartridge containing 4 mg dasiglucagon, intended for use in dual-hormone artificial pancreas pumps.

We are collaborating with Beta Bionics, developer of the iLet™: a pocket-sized, dual-chamber, autonomous, glycemic control system. The iLet mimics a biological pancreas by calculating and dosing insulin and/or glucagon (dasiglucagon) as needed, based on data from the diabetic person’s continuous glucose monitor.

A Phase 2 study comparing dual-hormone to insulin-only artificial pancreas pump performance in people with type 1 diabetes is expected to start and conclude within mid 2019.

Long-acting GLP1-GLU dual agonist for obesity and/or diabetes (with Boehringer Ingelheim)

The glucagon/GLP-1 dual agonist activates two key gut hormone receptors simultaneously and may offer better blood sugar and weight-loss control than current single-hormone receptor agonist treatments. Based on encouraging Phase 1a clinical trial results, a Phase 1b trial with the once-weekly GLP1/Glu dual agonist for treatment of diabetes/obesity was initiated by Boehringer Ingelheim in August. Results from that trial are expected mid 2019.

Boehringer Ingelheim is funding all research, development and commercialization activities related to the treatment. Zealand is eligible to receive up to EUR 386 million in milestone payments (of which EUR 365 million is outstanding) and royalties on global sales.

Long-acting amylin analog for obesity and/or diabetes (with Boehringer Ingelheim)

The current once-weekly amylin analog lead molecule for treatment of diabetes/obesity has been replaced by a stronger back-up candidate with improved pharmaceutical properties. This new lead is anticipated to enter Phase 1 clinical testing in 2019. In pre-clinical studies, Zealand and Boehringer Ingelheim observed that the novel, long-acting amylin analog may prevent the development of obesity in pre-clinical models, suggesting its potential use in treating obesity and obesity-related comorbidities.

Boehringer Ingelheim is funding all research, development and commercialization activities related to the treatment. Zealand is eligible to receive up to EUR 295 million in milestone payments (of which EUR 283 million is outstanding) and royalties on global sales.

Pre-Clinical Programs

Complement inhibitors (with Alexion Pharmaceuticals)

Zealand and Alexion Pharmaceuticals announced in March that they will collaborate on the discovery and development of novel peptide therapies for complement-mediated diseases. Under the terms of the agreement, Alexion and Zealand will enter into an exclusive collaboration for the discovery and development of subcutaneously delivered peptide therapies directed to up to four complement pathway targets. The lead program is a long-acting inhibitor of Complement C3 which has the potential to treat a broad range of complement mediated diseases. Zealand will lead the joint discovery and research efforts through the preclinical stage, and Alexion will lead development efforts beginning with IND filing and Phase 1 studies. Zealand received an immediate upfront payment of USD 25 million for the first target, with Alexion making a concurrent USD 15 million equity investment in Zealand Pharma at a premium to the market prices. For the lead target, Zealand is eligible to receive up to USD 610 million in development and sales milestone payments, plus royalties on global sales in the high single to low double digits. Each of the three subsequent targets can be selected for an option fee of USD 15 million and has potential for additional development and sales milestones, and royalty payments at a reduced level to the lead target. For the accounting treatment please refer to Note 2 of the condensed consolidated interim financial statements.

GIP analogs

Expanding on our GLP-1 experience, we have discovered potent selective analogs of gastric inhibitory peptide (GIP) and extended this to single peptides that have dual activity at both GIP and GLP-1 as well as single peptides with triple activity (GIP/GLP-1/glucagon). These peptides have therapeutic potential to treat metabolic diseases such as type 2 diabetes and obesity with early clinical validation of GIP/GLP-1 dual agonist provided by a Phase 2 study reported in 2018 (Frias et al, The Lancet 392:2180-2193).

Ion Channel Blockers

We have identified novel peptides that are potent and selective blockers of ion channels that may play roles in gastrointestinal inflammation. Further optimization is required and we expect these programs to contribute to the clinical pipeline in the future.

Conference call today at 4:00 pm CET / 10:00 am ET

Zealand’s Management will host a conference call today at 4:00 pm CET to present results through the first three months of 2019. Participating in the call will be Chief Executive Officer Emmanuel Dulac, Chief Medical and Development Officer Adam Steensberg, and Interim Chief Financial Officer Ivan Møller. The presentation will be followed by a Q&A session.

The conference call will be conducted in English, and the dial-in numbers are:

Denmark	+45 32 72 80 42
United Kingdom	+44 (0) 844 571 8892
United States	+1 631 510 7495
Passcode	4598964

A live audio webcast of the call, including an accompanying slide presentation, will be available via the following link, https://edge.media-server.com/m6/p/gfvryi5x, also accessible from the Investor section of Zealand’s website (www.zealandpharma.com). Participants are advised to register for the webcast approximately 10 minutes before the start.

A recording of the event will be available on the Investor section of Zealand’s website following the call.

For further information, please contact:

Emmanuel Dulac, President and Chief Executive Officer

Tel: +45 50 60 36 36, e-mail: edu@zealandpharma.com

Lani Pollworth Morvan, Investor Relations and Communication

Tel: +45 50 60 37 78, e-mail: lpm@zealandpharma.com

NOTE: DKK/USD Exchange rates used: March 31, 2019 = 6.6446 and March 31, 2018 = 6.0101

About Zealand Pharma A/S

Zealand Pharma A/S (Nasdaq Copenhagen and New York: ZEAL) (“Zealand”) is a biotechnology company focused on the discovery and development of innovative peptide-based medicines. More than 10 drug candidates invented by Zealand have advanced into clinical development, of which two have reached the market. Zealand’s current pipeline of internal product candidates focus on specialty gastrointestinal and metabolic diseases. Zealand’s portfolio also includes two clinical license collaborations with Boehringer Ingelheim and pre-clinical license collaboration with Alexion Pharmaceuticals.

Zealand is based in Copenhagen (Glostrup), Denmark. For further information about the Company’s business and activities, please visit www.zealandpharma.com or follow Zealand on LinkedIn or Twitter @ZealandPharma.

Safe Harbor/Forward-Looking Statements

The above information contains forward-looking statements that provide our expectations or forecasts of future events such as new product introductions, clinical development activities and anticipated results, product approvals and financial performance. Such forward-looking statements are subject to risks, uncertainties and inaccurate assumptions. This may cause actual results to differ materially from expectations and it may cause any or all of our forward-looking statements here or in other publications to be wrong. Factors that may affect future results include interest rate and currency exchange rate fluctuations, delay or failure of clinical trials and other development activities, production problems, unexpected contract breaches or terminations, government-mandated or market-driven price decreases for Zealand’s products, introduction of competing products, Zealand’s ability to successfully market both new and existing products, exposure to product liability and other lawsuits, changes in reimbursement rules and governmental laws and related interpretation thereof, and unexpected growth in costs and expenses.

Certain assumptions made by Zealand are required by Danish Securities Law for full disclosure of material corporate information. Some assumptions, including assumptions relating to sales associated with a product that is prescribed for unapproved uses, are made taking into account past performances of other similar drugs for similar disease states or past performance of the same drug in other regions where the product is currently marketed. It is important to note that although physicians may, as part of their freedom to practice medicine in the United States, prescribe approved drugs for any use they deem appropriate, including unapproved uses, at Zealand, promotion of unapproved uses is strictly prohibited.

Key figures for the Group

DKK thousand

INCOME STATEMENT AND COMPREHENSIVE INCOME	Note	1.1-31.3.19	Restated (6) 1.1-31.3.18	1.1-31.12.18
Revenue		0	9,722	37,977
Royalty expenses		0	-1,313	-3,356
Research and development expenses		-121,487	-88,916	-438,215
Administrative expenses		-14,455	-8,006	-43,542
Other operating income		158	50	1,099,526
Operating result		-135,784	-88,463	652,390
Net financial items		6,965	-10,266	-27,334
Result before tax		-128,819	-98,729	625,056
Income tax	(1)	1,308	1,375	-43,774
Net result for the period		-127,511	-97,354	581,282
Comprehensive income/loss for the period		-127,511	-97,354	581,282
Earnings/loss per share - basic (DKK)		-4.13	-3.17	18.94
Earnings/loss per share - diluted (DKK)		-4.13	-3.17	18.94

STATEMENT OF FINANCIAL POSITION		March 31, 2019	Restated March 31, 2018	Dec 31, 2018
Cash and cash equivalents		962,925	487,205	860,635
Securities		300,382	73,891	298,611
Total assets		1,350,519	609,657	1,229,797
Share capital (‘000 shares)		31,662	30,751	30,787
Equity		1,084,291	422,306	1,116,281
Equity ratio	(2)	0.8	0.7	0.9
Royalty bond		0	134,146	0

CASH FLOW		1.1-31.3.19	Restated 1.1-31.3.18	1.1-31.12.18
Cash outflow/inflow from operating activities		48.888	-92,831	-460,400
Cash outflow/inflow from investing activities		-29,670	-581	881,905
Cash outflow/inflow from financing activities		89,224	-702	-155,449
Purchase of property, plant and equipment		-298	-564	-4,038
Sale of property, plant and equipment		25	0	0
Free cash flow	(3)	48,615	-93,395	-464,438

OTHER		March 31, 2019	Restated March 31, 2018	Dec 31, 2018
Share price (DKK)		118.5	93.10	82.4
Market capitalization (MDKK)	(4)	3,752	2,863	2,537
Equity per share (DKK)	(5)	35.29	13.76	36.33
Average number of employees		161	142	146
Number of full time employees at period end		153	140	149

Notes:

(1) Zealand expects to be eligible to receive up to DKK 5.5 million in income tax benefit for 2019, of which DKK 1.3 million has been recognized for the period.

(2) Equity ratio is calculated as equity at the balance sheet date divided by total assets at the balance sheet date.

(3) Free cash flow is calculated as the sum of cash flows from operating activities and purchase and sale of property, plant and equipment.

(4) Market capitalization is calculated as outstanding shares at the balance sheet date times the share price at the balance sheet date.

(5) Equity per share is calculated as shareholders’ equity divided by total number of shares less treasury shares.

(6) Figures for the three months ended March 31, 2018 have been restated due to certain misstatements. See Note 1 to the condensed consolidated interim financial statements.

Financial review

(Comparative figures for the corresponding period in 2018 are shown in brackets except for the financial position, which expresses the comparative figures as of December 31, 2018)

Income statement

The net result for the first three months of 2019 was a loss of DKK 127.5 million compared to a loss of DKK 97.4 million for the same period of 2018.

Revenue

Revenue for the first three months of 2019 amounted to DKK 0.0 million (9.7). Zealand has for the first three months of 2019 not obtained any new milestone, license or royalty payments. The new agreement entered into with Alexion has no impact on revenue for the first three months of 2019.

Royalty expenses

No royalty expenses have been recognized in the first three months of 2019, whereas DKK 1.3 million were recognized in the same period of 2018.

Research and development expenses

Research and development expenses for the first three months of 2019 amounted to DKK 121.5 million (88.9), an increase of 37% versus the same period in 2018. The costs mainly relate to the clinical development of the three dasiglucagon programs and of glepaglutide for short bowel syndrome, as well as pre-clinical research activities.

Administrative expenses

Administrative expenses for the first three months of 2019 amounted to DKK 14.5 million (8.0) and consisted of expenses for administrative personnel, company premises, investor relations, etc. The increase is due to higher bonus and higher consultancy and legal costs.

Other operating income

Other operating income for the first three months of 2019 amounted to DKK 0.2 million (0.1).

Operating result

The operating result for the first three months of 2019 was DKK -135.8 million (-88.5).

Net financial items

Net financial items consists of interest income, banking fees and adjustments based on changes in exchange rates. Net financial items for the first three months of 2019 amounted to an income of DKK 7.0 million (-10.3). The development for the first three months of 2019 as compared to the same period of 2018 is a result of interest income, adjustment based on changes in the exchange rate and that the Companies royalty bond where redeemed in 2018.

Result before tax

Result before tax for the first three months of 2019 came to DKK -128.8 million (-98.7).

Income tax

As a consequence of a negative result in the first three months of 2019, Zealand is eligible to receive up to DKK 5.5 million in income tax benefit for 2019, of which DKK 1.3 million has been recognized in the period.

No deferred tax asset has been recognized in the statement of financial position due to uncertainty as to whether tax losses carried forward can be utilized.

Net result and comprehensive result

Net result and comprehensive result for the first three months of 2019 amounted to DKK -127.5 million (-97.4).

Equity

Equity stood at DKK 1,084.3 million (1,116.3) at the end of the period, corresponding to an equity ratio of 80% (91%). The decrease in equity is mainly due to the loss for the period offset by the capital increase.

Securities, cash and cash equivalents

As of March 31, 2019, securities, cash and cash equivalents amounted to DKK 1,263.3 million (1,159.3). The increase in cash and cash equivalents is a consequence of the deal with Alexion offset by the loss for the period.

Cash flow

Cash flow from operating activities amounted to DKK 48.9 million (-92.8) and mainly related to higher research and development costs offset by the deferred revenue from the agreement with Alexion.

Cash flow from investing activities amounted to DKK -29.7 million (-0,6) related to investments in laboratory equipment, payment for the Beta Bionics investment and payment for royalty expenses related to the sale of future royalty and milestones (remainder balance from the 2018 transaction).

Cash flow from financing activities amounted to DKK 89.2 million (-0.7) primarily related to the equity investments from the agreement with Alexion.

The total cash flow for the first three months of 2019 amounted to DKK 108.4 million (-94.1).

Risk factors

This interim report contains forward-looking statements, including forecasts of future expenses as well as expected business related events. Such statements are subject to risks and uncertainties as various factors, some of which are beyond the control of Zealand, may cause actual results and performance to differ materially from the forecasts made in this interim report. Without being exhaustive, such factors include e.g. general economic and business conditions, including legal issues, scientific and clinical results, fluctuations in currencies, etc. A more extensive description of risk factors can be found in the 2018 Annual Report under the section Risk management and internal control.

Management’s statement on the interim report

The Board of Directors and the Management have considered and adopted the interim report of Zealand Pharma A/S for the period January 1 — March 31, 2019.

The report has been prepared in accordance with IAS 34 as endorsed by the EU and the additional Danish disclosure requirements for listed companies.

In our opinion, the interim report gives a true and fair view of the Group’s assets, equity and liabilities and financial position at March 31, 2019 as well as of the results of the Group’s operations and cash flow for the period January 1 — March 31, 2019.

Moreover, in our opinion, the Management’s Review gives a true and fair view of the development in the Company’s operations and financial conditions, of the net result for the period and the financial position while also describing the most significant risks and uncertainty factors that may affect the Group.

Copenhagen, May 16, 2019

Management

Emmanuel Dulac	Adam Sinding Steensberg
President and	Executive Vice President and
Chief Executive Officer	Chief Medical and Development Officer

Board of Directors

Alf Gunnar Martin Nicklasson	Kirsten Aarup Drejer	Jeffrey Berkowitz
Chairman	Vice Chairman	Board member

Bernadette Mary Connaughton	Leonard Kruimer	Alain Munoz
Board member	Board member	Board member

Michael John Owen	Hanne Heidenheim Bak	Jens Peter Stenvang
Board member	Board member	Board member
	Employee elected	Employee elected

Independent auditor’s review report on the condensed consolidated interim financial statements

To the shareholders of Zealand Pharma A/S

We have reviewed the condensed consolidated interim financial statements of Zealand Pharma A/S for the period January 1 — March 31, 2019, pages 13-32, which comprise the income statement, statement of comprehensive income (loss), statement of cash flows, statement of financial position and statement of changes in equity as well as notes.

Management’s responsibility for the condensed consolidated interim financial statements

Management is responsible for the preparation of the condensed consolidated interim financial statements in accordance with IAS 34, Interim Financial Reporting, as adopted by the EU and additional Danish requirements for listed companies. It is also responsible for such internal control as management determines is necessary to enable the preparation of the condensed consolidated interim financial statements that is free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express a conclusion on the condensed consolidated interim financial statements. We conducted our review in accordance with the International Standard on Review of Interim Financial Information Performed by the Independent Auditor of the Group and additional requirements under Danish audit regulation. This requires us to conclude whether anything has come to our attention that causes us to believe that the condensed consolidated interim financial statements, taken as a whole, has not been prepared, in all material respects, in accordance with the applicable financial reporting framework. This also requires us to comply with ethical requirements.

A review of the condensed consolidated interim financial statements in accordance with the International Standard on Review of Interim Financial Information Performed by the Independent Auditor of the Group is a limited assurance engagement. The auditor performs procedures, primarily consisting of making inquiries of management and others within the Group, as appropriate, and applying analytical procedures, and evaluates the evidence obtained.

The procedures performed in a review are substantially less than those performed in an audit conducted in accordance with International Standards on Auditing. Accordingly, we do not express an audit opinion on the condensed consolidated interim financial statements.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated interim financial statements have not been prepared, in all material respects, in accordance with IAS 34, Interim Financial Reporting, as adopted by the EU and additional Danish requirements for listed companies.

Emphasis of matter

We draw attention to note 1 of the condensed consolidated interim financial statements, which describes the effects of the restatement of prior period figures related to royalty revenue and royalty expenses as well as warrants’ expenses. Our report is not modified in respect of this matter.

Copenhagen, May 16, 2019

Deloitte

Statsautoriseret Revisionspartnerselskab

Business Registration No 33 96 35 56

Sumit Sudan

State-Authorized Public Accountant

MNE no mne33716

Condensed consolidated interim financial statements

Condensed consolidated statements of comprehensive income (loss) for the three month periods ended March 31, 2019 and 2018 and the twelve month period ended December 31, 2018.

			Restated
DKK thousand	Note	1.1-31.3.19	1.1-31.3.18	1.1-31.12.18

Revenue	2	0	9,722	37,977
Royalty expenses		0	-1,313	-3,356
Research and development expenses		-121,487	-88,916	-438,215
Administrative expenses		-14,455	-8,006	-43,542
Other operating income		158	50	1,099,526
Operating result		-135,784	-88,463	652,390

Financial income		7,533	1,876	9,988
Financial expenses		-568	-12,142	-37,322
Result before tax		-128,819	-98,729	625,056

Income tax		1,308	1,375	-43,774
Net result for the period		-127,511	-97,354	581,282

Basic earnings per share	3	-4.13	-3.17	18.94
Diluted earnings per share	3	-4.13	-3.17	18.94

Condensed consolidated statements of comprehensive income (loss) for the three month periods ended March 31, 2019 and 2018 and the twelve month period ended December 31, 2018.

DKK thousand	Note	1.1-31.3.19	Restated 1.1-31.3.18	1.1-31.12.18

Net result for the period		-127,511	-97,354	581,282
Other comprehensive income		0	0	0
Comprehensive result for the period		-127,511	-97,354	581,282

Condensed consolidated statements of cash flow for the three month periods ended March 31, 2019 and 2018 and the twelve month period ended December 31, 2018.

DKK thousand		1.1-31.3.19	Restated 1.1-31.3.18	1.1-31.12.18

Net result for the period		-127,511	-97,354	581,282
Adjustments for non-cash items		10,256	14,747	101,926
Change in working capital		-12,143	-8,427	12,785
Financial income received		1,539	1,876	5,283
Financial expenses paid		-568	-3,673	-16,705
Sale of future royalties and milestones		0	0	-1,105,471
Deferred revenue	2	177,315	0	0
Income tax receipt		0	0	5,500
Income tax paid		0	0	-45,000
Cash flow from operating activities		48,888	-92,831	-460,400

Transfer from restricted cash related to the royalty bond		0	0	6,124
Royalty expenses regarding sale of future royalty and milestones		-6,575	0	-170,331
Sale of future royalties and milestones		0	0	1,275,802
Change in deposit		-18	-17	-33
Purchase of securities		0	0	-299,849
Sale of securities		0	0	74,230
Purchase of other investments		-22,804	0	0
Purchase of property, plant and equipment		-298	-564	-4,038
Sale of property, plant and equipment		25	0	0
Cash flow from investing activities		-29,670	-581	881,905

Proceeds from issue of shares related to exercise of warrants		5,570	0	2,862
Capital increase	2	85,585	0	0
Leasing installments		-1,931	0	0
Repayment of royalty bond		0	-702	-158,311
Cash flow from financing activities		89,224	-702	-155,449

Decrease/increase in cash and cash equivalents		108,441	-94,114	266,056
Cash and cash equivalents at beginning of period		860,635	588,718	588,718
Exchange rate adjustments		-6,151	-7,399	5,861
Cash and cash equivalents at end of period		962,925	487,205	860,635

Condensed consolidated statements of financial position as of March 31, 2019 and 2018 and the twelve month period ended December 31, 2018

DKK thousand	Note	March 31, 2019	Restated March 31, 2018	Restated December 31, 2018
ASSETS

Non-current assets
Plant and machinery		12,927	14,094	13,650
Other fixtures and fittings, tools and equipment		1,640	1,188	1,794
Leasehold improvements		160	275	186
Right of use assets		5,949	0	0
Deposits		2,780	2,746	2,762
Restricted cash		0	5,707	0
Other investments	5	33,208	9,015	32,582
Total non-current assets		56,664	33,025	50,974

Current assets
Trade receivables		0	0	3,274
Prepaid expenses		23,595	6,453	11,740
Income tax receivable		1,457	6,875	1,195
Other receivables	4	5,496	2,208	3,368
Securities	5	300,382	73,891	298,611
Cash and cash equivalents	6	962,925	487,205	860,635
Total current assets		1,293,855	576,632	1,178,823

Total assets		1,350,519	609,657	1,229,797

EQUITY AND LIABILITIES
Share capital	7	31,662	30,751	30,787
Share premium		2,052,124	1,942,169	1,957,478
Retained loss		-999,495	-1,550,614	-871,984
Equity		1,084,291	422,306	1,116,281

Royalty bond		0	130,860	0
Non-current liabilities		0	130,860	0

Trade payables		29,371	17,405	32,652
Royalty bond		0	3,286	0
Lease liabilities		5,948	0	0
Deferred revenue	2	177,315	0	0
Other liabilities	8	53,594	35,800	80,864
Current liabilities		266,228	56,491	113,516

Total liabilities		266,228	187,351	113,516

Total equity and liabilities		1,350,519	609,657	1,229,797

Condensed consolidated statements of changes in equity at March 31, 2019 and March 31, 2018

		Share	Retained
	Share	premium	loss
DKK thousand	capital	Restated	Restated	Total
Equity at January 1, 2018	30,751	1,959,199	-1,475,281	514,669
Restatement(1)	0	-22,020	22,020	0
Comprehensive loss for the period
Net loss for the period	0	0	-97,353	-97,353
Warrant compensation expenses	0	4,990	0	4,990
Equity at March 31, 2018	30,751	1,942,169	-1,550,614	422,306

Equity at January 1, 2019	30,787	1,979,493	-893,999	1,116,281
Restatement(1)	0	-22,015	22,015	0
Comprehensive loss for the period
Net loss for the period	0	0	-127,511	-127,511
Warrant compensation expenses	0	4,366	0	4,366
Capital increase	875	90,280	0	91,155
Equity at March 31, 2019	31,662	2,052,124	-999,495	1,084,291

(1)         Reclassification between share premium and retained loss arising from restatement of warrants. See note 1.

Note 1 — Significant accounting policies and significant accounting estimates and assessments

The condensed consolidated interim financial statements of Zealand Pharma A/S (“the Company”) have been prepared in accordance with IAS 34, Interim Financial Reporting, as adopted by EU and the additional Danish requirements for submission of interim reports for companies listed on Nasdaq Copenhagen. The condensed consolidated interim financial statements are presented in Danish kroner (DKK) which is the functional currency of the parent company.

Accounting policies

The accounting policies used in the condensed consolidated interim financial statements are consistent with those used in the Company’s Annual report for the year ended December 31, 2018 except for the implementation of IFRS 16 as discussed below.

The Company has adopted IFRS 16 Leases from January 1, 2019, using the modified retrospective approach whereby comparative figures are not restated.

The annual report of 2018 disclosed an operating lease commitment of DKK 67.5 million, of which DKK 61.5 million is related to leases not yet commenced as of January 1, 2019. Other adjustments amount to DKK 0.8 million resulting in a recognized lease liability of DKK 7.9 million at adoption.

The Company leases properties, equipment and cars. The Company recognizes leases as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use.

On adoption of IFRS 16, the Company recognized lease liabilities in relation to leases, which had previously been classified as ‘operating leases’ under the principles of IAS 17 Leases. These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of January 1, 2019. The weighted average lessee’s incremental borrowing rate applied to the lease liabilities on January 1, 2019 was 2.0%. The Company recognized a liability of DKK 7.9 million on January 1, 2019.

Short-term and low-value leases were included in the initial recognition. The Company has not applied any exemptions on the adoption of IFRS 16.

The associated right-of-use assets were at transition date measured at the amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to the leases recognized in the balance sheet as at December 31, 2018. Property, plant and equipment increased by DKK 7.9 million on January 1, 2019.

In the income statement, application of IFRS 16 results in recognition of a depreciation of the right of use asset and an interest expense rather than an operating lease expense. Depreciation of the right of use assets are classified within the same functions as the operating lease expense prior to adoption of IFRS 16, and the interest expense is immaterial. Consequently, the impact on the income statement is insignificant.

Significant accounting estimates and assessments

In the preparation of the condensed consolidated interim financial statements, Management makes several accounting estimates that form the basis for the presentation, recognition and measurement of the Company’s assets and liabilities.

In the application of the Company’s accounting policies, the Management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods. The estimates used are based on assumptions assessed as reasonable by Management; however, estimates are inherently uncertain and unpredictable. The assumptions can be incomplete or inaccurate, and unexpected events or circumstances might occur. Furthermore, the Company is subject to risks and uncertainties that might result in deviations in actual results compared with estimates.

For further information regarding significant accounting estimates and judgments related to revenue recognition please see Note 1 in the Annual Report 2018 and Note 2 to below related to the Alexion agreement entered into in Q1 2019. For further information regarding significant estimates related to employee incentive programs, please see Note 1 in the Annual Report 2018.

No significant changes have been made in accounting estimates and assessments in the period January 1 — March 31, 2019.

Immaterial restatements of prior period consolidated interim financial statements

There have been two restatements for the first three months of 2018.

This first restatement was identified in the first half of 2018 and relates to a misstatement in royalty revenue from Sanofi and related royalty expenses for the first three months of 2018. Please refer to the Interim report for the first half of 2018 and to the consolidated financial statements for the year 2018.

The second restatement is regarding warrants. The Company grants on a regular basis equity settled warrants to Corporate Management and other employees. Historically, the warrants vested at grant date. Consequently, the full fair value at grant date has been recognized as an expense as of this date. Management has reconsidered the allocation of expenses of warrants and the impact on the accounting treatment. Management has concluded that accounting wise, the warrants vest at a future date as they become exercisable only upon continued employment during the time period from grant date up until the specified future date (i.e. the date upon which the warrants become exercisable). All warrants granted at one point in time vest on the same date (cliff vesting). The vesting period is typically 3 years resulting in straight-line recognition of the cost over 3 years rather than up front.

The restatement impacts the reported profit/loss for 2018 interim periods and prior years. It has the most significant impact on interim periods in which warrants were granted. In these periods, the restatement expense will be lower than the reported expense and vice versa for interim periods in which no warrants were granted.

The restatement also affects reported profit/loss for the year 2018 and prior years. The full year impact for 2018 is however insignificant due to the fact that fair value of the warrants granted for each of the years 2015, 2016, 2017 and 2018 does not vary significantly.

Due to the fact that the warrants are equity settled, the counter-entry to the restated expense is equity. Consequently, the restatement has no impact on reported total equity in any periods. The value of warrants recognized in equity is presented as part of share premium. Consequently, the restatement results in a reduction of the share premium and a corresponding decrease in retained loss equal to the cumulative effect on reported profit/loss in prior years for warrants not fully vested as at January 1, 2018.

The impact of the restatements warrants on the statement of cash flow is solely a reclassification between “Net profit/loss for the period” and “Adjustments for non-cash items”. Hence there is no impact on the cash flow from operation activities. Based on this, the Company deemed irrelevant to present restated statements of cash flow for the three month period ended March 31, 2018, the six month period ended June 30, 2018 and the nine month period ended September 30, 2018.

Condensed consolidated income statement for the three month period ended March 31, 2018

DKK thousand	As originally reported, March 31, 2018	Restatement royalty (A)	Restatement warrants (B)	Amount as adjusted, March 31, 2018
Revenue	10,829	-1,107	0	9,722
Royalty expenses	-1,462	149	0	-1,313
Research and development expenses	-85,697	0	-3,219	-88,916
Administrative expenses	-6,234	0	-1,772	-8,006
Other operating income	50	0	0	50
Operating loss	-82,514	-958	-4,991	-88,463
			0
Financial income	1,876	0	0	1,876
Financial expenses	-12,142	0	0	-12,142
Loss before tax	-92,780	-958	-4,991	-98,729
			0
Income tax benefit	1,375	0	0	1,375
Net loss for the period	-91,405	-958	-4,991	-97,354
			0
Loss per share - basic (DKK)	-2.98	-0.03	-0.16	-3.17
Loss per share - diluted (DKK)	-2.98	-0.03	-0.16	-3.17

Condensed consolidated statements of comprehensive income for the three month period ended March 31, 2018

DKK thousand	As originally reported, March 31, 2018	Restatement royalty (A)	Restatement warrants (B)	Amount as adjusted, March 31, 2018
Net loss for the period	-91,405	-958	-4,991	-97,354
Other comprehensive income (loss)	0	0	0	0
Net loss for the period	-91,405	-958	-4,991	-97,354

Condensed consolidated statement of financial position as of March 31, 2018

DKK thousand	As originally reported, March 31, 2018	Restatement royalty (A)	Restatement warrants (B)	Amount as adjusted, March 31, 2018
ASSETS

Non-current assets
Plant and machinery	14,094	0	0	14,094
Other fixtures and fittings, tools and equipment	1,188	0	0	1,188
Leasehold improvements	275	0	0	275
Deposits	2,746	0	0	2,746
Restricted cash	5,707	0	0	5,707
Cash and cash equivalents	9,015	0	0	9,015
Total non-current assets	33,025	0	0	33,025

Current assets
Trade receivables	10,840	-10,840	0	0
Prepaid expenses	6,453	0	0	6,453
Income tax receivable	6,875	0	0	6,875
Other receivables	2,208	0	0	2,208
Securities	73,891	0	0	73,891
Cash and cash equivalents	487,205	0	0	487,205
Total current assets	587,472	-10,840	0	576,632

Total assets	620,497	-10,840	0	609,657

EQUITY AND LIABILITIES
Share capital	30,751	0	0	30,751
Share premium	1,959,199	0	-17,030	1,942,169
Retained loss	-1,552,887	-14,757	17,030	-1,550,614
Equity	437,063	-14,757	0	422,306

Royalty bond	130,860	0	0	130,860
Non-current liabilities	130,860	0	0	130,860

Trade payables	17,405	0	0	17,405
Royalty bond	3,286	0	0	3,286
Other liabilities	31,883	3,917	0	35,800
Current liabilities	52,574	3,917	0	56,491

Total liabilities	183,434	3,917	0	187,351

Total equity and liabilities	620,497	-10,840	0	609,657

(A) This first restatement was identified in the first half of 2018 and relates to a misstatement in royalty revenue from Sanofi and related royalty expenses for the first three months of 2018. Please refer to the Interim report for the first half of 2018 and to the Consolidated financial statements for the year 2018.

(B) The second restatement is due to warrants being expensed over a vesting period as opposed to at grant date previously. This is further explained under Restatement in this note (see above).

Condensed consolidated income statement for the three month period ended June 30, 2018

DKK thousand	As originally reported, June 30, 2018	Restatement warrants (A)	Amount as adjusted, June 30, 2018
Revenue	15,136	0	15,136
Royalty expenses	-2,043	0	-2,043
Research and development expenses	-130,474	10,438	-120,036
Administrative expenses	-14,749	6,420	-8,329
Other operating income	199	0	199
Operating loss	-131,931	16,858	-115,073

Financial income	7,060	0	7,060
Financial expenses	-3,667	0	-3,667
Loss before tax	-128,538	16,858	-111,680

Income tax benefit	1,375	0	1,375
Net loss for the period	-127,163	16,858	-110,305

Loss per share - basic (DKK)	-4.14	0.55	-3.59
Loss per share - diluted (DKK)	-4.14	0.55	-3.59

Condensed consolidated statements of comprehensive income for the three month period ended June 30, 2018

DKK thousand	As originally reported, June 30, 2018	Restatement warrants (A)	Amount as adjusted, June 30, 2018
Net loss for the period	-127,163	16,858	-110,305
Other comprehensive income (loss)	0	0	0
Net loss for the period	-127,163	16,858	-110,305

Condensed consolidated statement of financial position as of June 30, 2018

DKK thousand	As originally reported, June 30, 2018	Restatement warrants (A)	Amount as adjusted, June 30, 2018
ASSETS

Non-current assets
Plant and machinery	14,137	0	14,137
Other fixtures and fittings, tools and equipment	1,070	0	1,070
Leasehold improvements	246	0	246
Deposits	2,746	0	2,746
Restricted cash	6,074	0	6,074
Cash and cash equivalents	9,589	0	9,589
Total non-current assets	33,862	0	33,862

Current assets
Trade receivables	8,916	0	8,916
Prepaid expenses	7,725	0	7,725
Income tax receivable	8,250	0	8,250
Other receivables	2,040	0	2,040
Securities	74,315	0	74,315
Cash and cash equivalents	387,022	0	387,022
Total current assets	488,268	0	488,268

Total assets	522,130	0	522,130

EQUITY AND LIABILITIES
Share capital	30,751	0	30,751
Share premium	1,980,293	-33,888	1,946,405
Retained loss	-1,694,807	33,888	-1,660,919
Equity	316,237	0	316,237

Royalty bond	143,435	0	143,435
Non-current liabilities	143,435	0	143,435

Trade payables	29,636	0	29,636
Other liabilities	32,822	0	32,822
Current liabilities	62,458	0	62,458

Total liabilities	205,893	0	205,893

Total equity and liabilities	522,130	0	522,130

(A) The restatement is due to warrants being expensed over a vesting period as opposed to at grant date previously. This is further explained under Restatement in this note (see above).

Condensed consolidated income statement for the three month period ended September 30, 2018

DKK thousand	As originally reported, September 30, 2018	Restatement warrants (A)	Amount as adjusted, September 30, 2018
Revenue	0	0	0
Royalty expenses	0	0	0
Research and development expenses	-84,296	-3,346	-87,642
Administrative expenses	-9,171	-1,117	-10,288
Other operating income	1,098,952	0	1,098,952
Operating profit	1,005,485	-4,463	1,001,022

Financial income	1,196	0	1,196
Financial expenses	-26,357	0	-26,357
Profit before tax	980,324	-4,463	975,861

Income tax benefit	-56,543	0	-56,543
Net profit for the period	923,781	-4,463	919,318

Earnings per share - basic (DKK)	30.10	-0.15	29.96
Earnings per share - diluted (DKK)	30.03	-0.15	29.89

Condensed consolidated statements of comprehensive income for the three month period ended September 30, 2018

DKK thousand	As originally reported, September 30, 2018	Restatement warrants (A)	Amount as adjusted, September 30, 2018
Net profit for the period	923,781	-4,463	919,318
Other comprehensive income (loss)	0	0	0
Net profit for the period	923,781	-4,463	919,318

Condensed consolidated statement of financial position as of September 30, 2018

DKK thousand	As originally reported, September 30, 2018	Restatement warrants (A)	Amount as adjusted, September 30, 2018
ASSETS

Non-current assets
Plant and machinery	13,266	0	13,266
Other fixtures and fittings, tools and equipment	1,910	0	1,910
Leasehold improvements	217	0	217
Deposits	2,762	0	2,762
Cash and cash equivalents	9,662	0	9,662
Total non-current assets	27,817	0	27,817

Current assets
Trade receivables	13	0	13
Prepaid expenses	8,779	0	8,779
Income tax receivable	5,500	0	5,500
Other receivables	2,349	0	2,349
Cash and cash equivalents	1,478,612	0	1,478,612
Total current assets	1,495,253	0	1,495,253

Total assets	1,523,070	0	1,523,070

EQUITY AND LIABILITIES
Share capital	30,759	0	30,759
Share premium	1,981,033	-29,425	1,951,608
Retained loss	-771,026	29,425	-741,601
Equity	1,240,766	0	1,240,766

Royalty bond	0	0	0
Non-current liabilities	0	0	0

Trade payables	24,511	0	24,511
Royalty bond	53,793	0	53,793
Other liabilities	204,000	0	204,000
Current liabilities	282,304	0	282,304

Total liabilities	282,304	0	282,304

Total equity and liabilities	1,523,070	0	1,523,070

(A) The restatement is due to warrants being expensed over a vesting period as opposed to at grant date previously. This is further explained under Restatement in this note (see above).

Condensed consolidated income statement for the three month period ended December 31, 2018

DKK thousand	As originally reported, December 31, 2018	Restatement warrants (A)	Amount as adjusted, December 31, 2018
Revenue	13,119	0	13,119
Royalty expenses	0	0	0
Research and development expenses	-137,748	-3,342	-141,090
Administrative expenses	-13,388	-4,067	-17,455
Other operating income	325	0	325
Operating loss	-137,692	-7,409	-145,101

Financial income	-144	0	-144
Financial expenses	4,844	0	4,844
Loss before tax	-132,992	-7,409	-140,401

Income tax benefit	10,019	0	10,019
Net loss for the period	-122,973	-7,409	-130,382

Loss per share - basic (DKK)	-4.01	-0.24	-4.25
Loss per share - diluted (DKK)	-4.01	-0.24	-4.25

Condensed consolidated statements of comprehensive income for the three month period ended December 31, 2018

DKK thousand	As originally reported, December 31, 2018	Restatement warrants (A)	Amount as adjusted, December 31, 2018
Net loss for the period	-122,973	-7,409	-130,382
Other comprehensive income (loss)	0	0	0
Net loss for the period	-122,973	-7,409	-130,382

Condensed consolidated statement of financial position as of December 31, 2018

DKK thousand	As originally reported, December 31, 2018	Restatement warrants (A)	Amount as adjusted, December 31, 2018
ASSETS

Non-current assets
Plant and machinery	13,650	0	13,650
Other fixtures and fittings, tools and equipment	1,794	0	1,794
Leasehold improvements	186	0	186
Deposits	2,762	0	2,762
Cash and cash equivalents	32,582	0	32,582
Total non-current assets	50,974	0	50,974

Current assets
Trade receivables	3,274	0	3,274
Prepaid expenses	11,740	0	11,740
Income tax receivable	1,195	0	1,195
Other receivables	3,368	0	3,368
Securities	298,611	0	298,611
Cash and cash equivalents	860,635	0	860,635
Total current assets	1,178,823	0	1,178,823

Total assets	1,229,797	0	1,229,797

EQUITY AND LIABILITIES
Share capital	30,787	0	30,787
Share premium	1,979,493	-22,015	1,957,478
Retained loss	-893,999	22,015	-871,984
Equity	1,116,281	0	1,116,281

Royalty bond	0	0	0
Non-current liabilities	0	0	0

Trade payables	32,652	0	32,652
Royalty bond
Other liabilities	80,864	0	80,864
Current liabilities	113,516	0	113,516

Total liabilities	113,516	0	113,516

Total equity and liabilities	1,229,797	0	1,229,797

(A) The restatement is due to warrants being expensed over a vesting period as opposed to at grant date previously. This is further explained under Restatement in this note (see above).

Note 2 — Revenue

DKK thousand	1.1-31.3.19	Restated 1.1-31.3.18	1.1-31.12.18

Undisclosed counterpart	0	0	9,845
Protagonist Therapeutics, Inc.	0	0	3,274
Total license and milestone revenue	0	0	13,119

Sanofi-Aventis Deutschland GmbH	0	9,722	24,858
Total royalty income	0	9,722	24,858
Total revenue	0	9,722	37,977

No milestone revenue has been recognized in the first three months of 2019 and 2018.

DKK 0.0 million (9.7) related to royalty revenue on Sanofi’s sales of Soliqua® 100/33 Lyxumia® / Adlyxin™ (lixisenatide).

New agreement with Alexion Pharmaceuticals, Inc.

In March 2019, Zealand entered into a license, research and development agreement with Alexion Pharmaceuticals, Inc. (Alexion) to develop novel therapies to treat complement mediated diseases. This agreement provides Zealand an immediate cash injection as well as further external validation of our peptide platform. Alexion is the world leader in the complement space and represent the optimal partner to realize the potential of Zealand’s C3 program.

The collaboration with Alexion is not limited to C3 but offers the potential to work on identification of peptide inhibitors to up to three additional components of the complement cascade. We will have responsibility for the C3 project and other targets up to IND and Alexion will then progress the peptides into clinical development.

Under the Alexion license, research and development agreement, we have received an immediate upfront non-refundable payment of USD 25 million for the C3 program and a concurrent USD 15 million equity investment in Zealand at a premium to the market price. The agreement also provides the potential for development-related milestones of up to USD 115 million, as well as up to USD 495 million in sales-related milestones and high single- to low double-digit royalty payments. Additional programs will provide further non-refundable upfront payments, development and sales milestone and royalties.

Accounting treatment

The non-refundable up-front fee is allocated to the combined license and research and development services and will be recognized as revenue along with provision of the research and development services under the lead program. Expenses incurred to provide the services will be recognized when incurred. Management expects the service to be provided over the next 21 months. Further, the premium over the market share price on the Zealand shares subscribed by Alexion, DKK 12.7 million, is attributed to the Agreement as further consideration and consequently also recognized over the period over which the R&D services are provided. In total, Alexion has paid USD 40 million corresponding to DKK 262.9 million that as of March 31, 2019 has affected equity by DKK 85.6 million from the equity investment excluding the additional premium and deferred revenue by DKK 177.3 million. Hence the cash flow from operation activities is DKK 177.3 million and the cash flow from financing activities is DKK 85.6 million.

As of 31 March 2019, the delivery of research and development services was yet to commence, and consequently no revenue has been recognized in Q1 2019.

Significant judgment applied

Determination of whether the license transferred and the research and development services constitute separate performance obligation, or form part a single performance obligation comprising a combined output has a significant impact on the accounting treatment. We have applied significant judgment to determine whether the elements comprise separate performance obligations and concluded that the license does not represent any stand-alone value for Alexion. It is our assessment that the R&D services under this agreement requires specific Zealand know-how and expertise which cannot be easily identified or sources externally. Therefore, Alexion would not in the absence of the contractual provisions have had the practical ability to engage a third party R&D service provider to provide the agreed R&D services. Consequently, Alexion cannot benefit from the license on a stand-alone basis.

As the nature of the collaboration with Alexion may affect the accounting treatment of the agreement, we have considered whether the agreement takes the form of a collaborative partnership with Alexion rather than a customer-vendor agreement. After careful consideration of all facts and circumstances, we have assessed that the agreement takes the form of a customer-vendor relationship. Accordingly, the agreement should be treated under the guidelines of IFRS 15 Revenue from Contracts with Customers.

Alexion obtains control of the deliverables over time because Alexion has the exclusive right to IP and the outcome of the R&D services.

As any additional programs are optional and paid for separately they are not considered part of the initial agreement. It has been considered whether the options for additional components represent a material right and, thus, a separate performance obligation under the initial agreement to which a portion of the initial upfront payment should be allocated. We have determined that the probability of exercising the option is low and in combination with the fact that the development is significantly less advanced than the lead target, we have determined that the options do not represent a material right.

Milestone payments, if any, will be recognized as revenue when the relevant milestones are achieved as they relates to performance obligations already satisfied at this stage. Royalty payments, if any, will be recognized along with the underlying sales.

Note 3 — Earnings/Loss per share

The earnings/loss and weighted average number of ordinary shares used in the calculation of basic and diluted earnings per share are as follows:

DKK thousand	1.1-31.3.19	Restated 1.1-31.3.18	1.1-31.12.18

Net earnings/loss for the period	-127,511	-97,354	581,282
Net earnings/loss used in the calculation of basic and diluted earnings/loss per share	-127,511	-97,354	581,282

Weighted average number of ordinary shares	30,907,475	30,751,327	30,754,948
Weighted average number of treasury shares	-64,223	-64,223	-64,223
Weighted average number of ordinary shares used in the calculation of basic and diluted earnings/loss per share	30,843,252	30,687,104	30,690,725

Weighted average number of ordinary shares used in the calculation of basic and diluted earnings/loss per share	30,843,252	30,687,104	30,696,404

Basic earnings/loss per share (DKK)	-4.13	-3.17	18.94

Diluted earnings/loss per share (DKK)	-4.13	-3.17	18.94

	March 31, 2019	Restated March 31, 2018	December 31, 2018

Outstanding warrants under the 2010 Employee incentive program	146,359	246,359	218,359
Outstanding warrants under the 2015 Employee incentive program	1,573,750	1,424,000	1,635,000
Total outstanding warrants, which are anti-dilutive	1,720,109	1,670,359	1,853,359

Note 4 — Other receivables

DKK thousand	March 31, 2019	December 31, 2018

VAT	3,460	2,980
Other	2,036	388
Total other receivables	5,496	3,368

Note 5 - Financial instruments

As of March 31, 2019 and December 31, 2018, the following financial instruments are carried at fair value:

DKK thousand	March 31, 2019	December 31, 2018

Securities	300,382	298,611
Other investments	33,208	32,582
Financial assets measured at fair value	333,590	331,193

The fair value of securities is based on Level 1 in the fair value hierarchy.

The fair value of other investments is based on level 3 in the fair value hierarchy.

Below shows the fair value hierarchy for financial instruments measured at fair value in the balance sheet. The financial instruments in question are grouped into levels 1 to 3 based on the degree to which the fair value is observable.

•                  Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities

•                  Level 2 fair value measurements are those derived from input other than quoted prices included within level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices)

•                  Level 3 fair value measurements are those derived from valuation techniques that include input for the asset or liability that are not based on observable market data (unobservable input)

The carrying amount of financial assets and financial liabilities approximates the fair value.

Note 6 - Cash and cash equivalents

DKK thousand	March 31, 2019	December 31, 2018

DKK	346,433	343,585
USD	330,854	96,526
EUR	285,638	420,524
Total cash and cash equivalents	962,925	860,635

As of March 31, 2019, Zealand had cash and cash equivalents of DKK 962.9 million (December 31, 2018: DKK 860.6 million).

Note 7 — Changes in share capital

The following changes have occurred in the share capital during the respective interim periods:

No. of shares
Share capital at January 1, 2018	30,751,327
Share capital at March 31, 2018	30,751,327

No. of shares
Share capital at January 1, 2019	30,786,827
Capital increase on March 15, 2019	72,000
Capital increase on March 25, 2019	802,859
Share capital at March 31, 2019	31,661,686

Note 8 — Other liabilities

DKK thousand	March 31, 2019	December 31, 2018

Severance payment	1,106	925
Employee benefits	21,468	34,971
Royalty payable to third party	0	6,682
Investment in Beta Bionics	0	22,803
Other payables	31,020	15,483
Total other liabilities	53,594	80,864

Note 9 — Contingent assets

Zealand is eligible for a payment from Sanofi of up to USD 15.0 million, expected in 2020. However, it is Management’s opinion that the amount of any payment cannot be determined on a sufficiently reliable basis, and therefore not recognized an asset in the financial position of the Group.

Note 10 — Significant events after the end of the reporting period

On April 10, 2019, Zealand granted 397,750 new warrants to the employees.

The warrants give the holder the rights to subscribe for up to 397,750 new Zealand shares with a nominal value of DKK 1 each, corresponding to 1.3% of the Company’s total outstanding share capital. The exercise price is DKK 127.00, calculated as the closing price of Zealand’s shares on Nasdaq Copenhagen on Tuesday, April 9, 2019.

The exercise of the warrants may take place, in whole or in part, in defined time windows from April 10, 2022 up to and including April 10, 2024.

The total new warrants granted have a combined market value of DKK 18,304,455 calculated on the basis of the Black—Scholes model, including a five-year historic volatility of 42.8%, a five-year risk-free interest rate of -0.34% and a share price of DKK 127.00.

Except as noted above, no other significant events have occurred after the end of the reporting period.